Mail Stop 3561

February 14, 2007

David Stocknoff, President
Diet Coffee, Inc.
16 East 40th Street, 13th Floor
New York, NY 10016

> **Re:** **Diet Coffee, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed January 19, 2007**
> **File No. 333-137210**

Dear Mr. Stocknoff:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Directors and Executive Officers, page 27

1. We note your response to comment 6 in our letter dated December 26, 2006 and reissue the comment.

Financial Statements

Report of Independent Registered Certified Public Accounting Firm, page F-2

2. It appears that your independent registered certified public accounting firm revised the date of its audit report to take responsibility for events occurring subsequent to the original report date. It also appears that the date of the report is incorrect as it now dated prior to the original report date and differs from the report date disclosed on page 7. Please advise or revise.

Balance Sheets, page F-3

3. The amount of accumulated deficit during the development stage at June 30, 2006 differs from the amount of net loss from inception to June 30, 2006 disclosed in the statement of operations. Please revise.

Note A – Summary of Accounting Policies, page F-7

Allowance for doubtful accounts, page F-8

4. Please revise to clarify that the reserve for doubtful accounts also includes your reserve for customer allowances and incentives referred to on page F-7.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Accountant, at (202) 551-3322 or William H. Thompson, Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Kurt Murao, Staff Attorney, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Yoel Goldfeder, Esq.
        FAX (202) 930-9725